Exhibit 19.1

Insider Trading Policy

All employees must comply with applicable laws and rules relating to insider trading, pursuant to which employees are prohibited from trading in Northwest stock or the stock of any other company on the basis of material, non-public information (i.e., “Inside Information”). Inside Information is any non-public information that an investor would reasonably consider important in making an investment decision. Such information may include knowledge of acquisitions or divestitures, corporate earnings, the status of significant drug development milestones, including preclinical or clinical trial results, FDA actions, new collaborations, senior management changes, expansion plans or other significant events. Disclosure of Inside Information to any person, including a spouse or friend, other than in good faith execution of the Company’s business and subject to confidentiality, is prohibited. Trading in stock on the basis of Inside Information is a violation of the law and could subject the persons involved to civil liability or criminal prosecution.